SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  General Electric Co.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, N.W., Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 5, 2021

At the General Electric (NYSE: GE) Annual Meeting on May 4, 2022, please vote AGAINST the “Say-On-Pay” proposal (Item 2); AGAINST Compensation Committee Members Sébastien Bazin, Francisco D’Souza, Edward Garden, Thomas Horton (Chair), and Paula Reynolds (Items 1b, 1e, 1g, 1h, 1l); and FOR the Ratification of Termination Pay proposal (Item 6).

Dear General Electric shareholder:

In our view, General Electric (GE) has not sufficiently responded to last year’s very high and rare votes against both the Say-on-Pay proposal and the Compensation Committee members. At that meeting, we urged shareholders to oppose the pay of CEO Larry Culp after the board decided to lower stock price appreciation hurdles associated with his new hire award. Shareholders agreed with our critique—not only did GE’s Say-on-Pay proposal fail to receive majority support, but also four out of five Compensation Committee members received below 80% support for their re-elections, with two receiving approximately 70% support, which is comparatively very low. Average shareholder support for director nominees is 95.1% and support below 80% represents less than 6% of all cases for the broader Russell 3000 market index.1 Following these results, the company announced a one-time, $10 million reduction to Larry Culp’s annual equity incentive award for 2022.

We do not view this as a sufficient response.

Shareholders should oppose both the Say-on-Pay proposal and the re-election of Compensation Committee members for the following reasons:

  There is a complete disconnect between Mr. Culp’s already earned equity pay and the company’s performance—Mr. Culp has total equity holdings of approximately $173 million including one outstanding equity award with an already banked amount of $110 million while the company’s stock price has barely moved since his hire.
  While we commend General Electric for taking this initial step to curb Mr. Culp’s annual equity pay, a one-time reduction for a single year is insufficient, in our view, and should be extended for the length of his contract through 2024. We believe that Mr. Culp has more than enough incentive to increase GE’s stock price through his replaced sign-on equity award.
  The company’s shift away from primarily Total Shareholder Return (TSR)-based performance metrics is somewhat concerning. After recent annual performance equity awards have either failed to vest or are trending in that direction, the company has now pivoted away from utilizing TSR primarily as a measure in its long-term equity program, implying the company may not have complete faith that Mr. Culp’s turnaround strategy will manifest a higher stock price.

Additionally, we believe shareholders should have a voice in executive termination payments at the company, particularly in light of GE’s various announced spinoffs in 2023 and 2024. To that end, please support Item 6 requesting that the board seek shareholder approval of any senior manager’s new or renewed pay package that provides for high severance/termination payments.

The SOC Investment Group is an GE shareholder and works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to

1 Semler Brossy. (2021, July). 2021 Say on Pay & Proxy Results.

1900 L Street NW, Suite 900, Washington, DC 20036

S O C I N V E S T M E N T G R O U P . C O M

(202) 721-0660

enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial GE shareholders.

CEO Larry Culp’s pay and the GE’s stock price performance remain completely divorced from each other.

General Electric finds itself in a position where CEO Culp has an equity award with an already banked amount of $110 million while the company’s stock price has barely moved since his hire. How did GE find itself in such a predicament? To recap, in late 2018 Mr. Culp was hired to turn the company around amid years of lagging performance, especially dwindling shareholder returns. The board gave Mr. Culp an extremely generous (over $120 million at target) sign-on performance equity award tied to ambitious stock price improvement goals. Mr. Culp would have had to more than double the stock price to receive any payout at all.

Then, two years later, the board made the goals much easier to achieve by lowering them by nearly half, citing many reasons, including the covid-19 pandemic. In exchange, Mr. Culp agreed to a two-year contract extension. The new goals made it so easy for Mr. Culp to earn a payout, that he received a large chunk ($46.5 million) for achieving a stock price approximately 11% lower than when he was hired. Additionally, the target stock price goal only required an 18% stock price increase relative to Mr. Culp’s hire date, which was likely achieved in May or June 2021. Notably, disclosure as to the status of the award is conspicuously absent from this year’s proxy statement. The result: Mr. Culp banked 1,161,919 shares.

And thus, GE finds itself in the situation where it is today: after a failed Say-on-Pay vote at last year’s annual meeting (over 57% opposition), Mr. Culp’s earned shares from his revised sign-on award alone are worth at or near $110 million, the stock price has since retreated from its highs in June 2021, barely increasing at all since Mr. Culp’s hire, and long-term shareholders have lost over 60% of their investment in the company over a five-year period—a complete disconnect between CEO pay and the company’s performance. While Mr. Culp has not been CEO over that full five-year period, he was hired to turn the company around. We have stated in the past our belief that executives should receive the bulk of their rewards for turnarounds after they are successful, not before and not during. The board could have avoided this by simply granting a time-vesting sign-on award at a lower amount.

An extension of Mr. Culp’s annual equity award reduction is justified given the board’s modifications to his sign-on award combined with the nearly $110 million he has already banked.

The company’s response after last year’s failed vote was to authorize a one-time, $10 million reduction to Mr. Culp’s annual equity award from $15 million to $5 million for 2022 only. While we commend the reduction, in our view a one-time reduction is an inadequate response to a failed MSOP in this case and is a half-hearted attempt to appease shareholders; instead, the Compensation Committee should have extended the reduction for the full term of Culp’s contract. Our rationale: Mr. Culp’s initial $15 million annual equity award was justified given how difficult his original sign-on award targets were to achieve; now that the board lowered those goals to make the award easier to earn and that Mr. Culp has banked nearly $110 million, his $15 million annual equity award is overpay. Mr. Culp has more than enough incentive to grow the stock price through his banked equity to date.

Other boards reduced pay following low shareholder support for a company’s Say-on-Pay proposal. A study2 conducted by executive compensation firm Equilar found that 23 out of the 49 Russell 3000 companies

2 Lehr, E. (2019, October 3). The Effects of Say on Pay Failures. Equilar. https://www.equilar.com/blogs/428-the-effects-of-say-on-pay-failures.html responded to their failed their Say-on-Pay votes in 2018 by reducing executive pay. Wynn Resorts was among the companies mentioned in the study. At Wynn, after board refreshment in 2018, where the entire compensation committee was replaced (something we are advocating for at GE), Wynn’s new board highlighted a CEO pay reduction, noting that 2019 Total CEO Compensation was 19% lower than 2018, and 44% lower than 2017.3

The experience at GE contrasts with how some other companies have dealt with pay packages for new CEOs, notably by making a large upfront lump-sum equity award in lieu of annual equity awards. One example is Apple CEO Tim Cook’s large equity award he received in 2011 spread out over 10 years;4 he received no additional equity during that 10-year period. A more recent example was newly hired Warner Media CEO Jason Kilar, who received a $48 million equity award upon hire intended to cover four years of pay.5 Taking a different path, GE’s board awarded both a generous sign-on award and annual equity pay, then lowered the goal of the original sign-on award to make it easier to achieve.

A shift in annual equity award design away from primarily TSR may signal a lack of confidence in stock price improvement.

Although the one-time reduction in Mr. Culp’s annual equity award is a positive step, it comes with other changes to the company’s long-term incentive program in 2021 that should concern shareholders. First, performance share units (PSUs) shifted from a three-year to a one-year performance period, which we do not consider to be “long-term” and overly rewards executives for short-term achievements, which is more the purpose of annual bonus programs.

Second, Performance Share Units (PSU) metrics were shifted away from shareholder return and instead are now based primarily on Earnings Per Share (EPS) and Free Cash Flow performance (each weighted 50% with TSR as a modest +/- 20% modifier). This begs the question, if the company is sure that Mr. Culp’s turnaround strategy will manifest in significant stock price appreciation, why would it shift so heavily away from TSR as a performance measure?

Third, one of the metrics for 2021 PSUs, free cash flow, is already used in the company’s corporate annual bonus program for Mr. Culp (now weighted 50% in both annual bonus and PSUs), which carries with it the possibility of being rewarded twice for accomplishment of the same metric.

These decisions are explained on page 32 of GE’s proxy statement:

The committee chose these operating metrics to incentivize and focus management on both profitability and cash generation, and these continue to be important financial priorities as we execute on our plan to form three independent companies. The use of a one-year performance period for Earnings per Share and Free Cash Flow reflects variability in these metrics and the challenges of setting long-term financial targets in the face of difficult macroeconomic conditions.

3 Wynn Resorts. (2020, April 29). Proxy Statement (p. 34).

 4 Apple Inc. (2012, December 27). Proxy Statement (p. 23). Retrieved from https://www.sec.gov/Archives/edgar/data/0000320193/000119312512515422/d450591dpre14a.htm

5 Warner Media LLC. (2020, March 20). Agreement between Jason Kilar and WarnerMedia LLC (p. 1). Retrieved from https://www.sec.gov/Archives/edgar/data/732717/000156276220000279/ex102.htm

We are not convinced by this rationale and believe that there is a much simpler explanation for why these changes were made, so executives can get paid: the 2019 PSUs based on relative TSR did not pay out at all and the 2020 PSUs are trending for low or no payout in 2022. It is not about strategic plan execution or

“macroeconomic conditions,” it is simply that GE constructed equity incentive earnings for Mr. Culp almost entirely around shareholder return goals and now that that is not paying out as expected they are seeking to find other ways to justify compensating him, which undermines the very core of a pay for performance philosophy.

We believe shareholders should have a voice in severance payouts at the company.

Note that we have a proposal (Item 6) on ballot requesting that the board seek shareholder approval of any senior manager’s new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive’s base salary plus target short-term bonus. We believe that it is in the best interest of General Electric shareholders to be protected from excessive executive separation payouts, as well as potential windfall payments that can arise from lowering goals and subsequently receiving unduly large payouts upon a “without cause” termination, particularly in light of GE’s announced spinoffs of GE Healthcare in 2023 and GE Power, GE Renewable Energy, and GE Digital in 2024.

To conclude, General Electric’s situation demonstrates what we have been repeatedly stating about performance equity: that it can reward for temporary spikes in performance, as we have seen with Mr. Culp’s sign-on award achieving target level performance in June 2021, only to retreat significantly from that target price a month later; that goals can be lowered at the board’s whim undermining the notion of initial “rigor;” and that performance periods and metrics can be changed from year to year when payouts are low to enrich executives irrespective of stock price performance (in other words, multi-year equity forfeiture is somewhat of an illusion). Because of the board’s poor decision making, GE finds itself in a situation where Mr. Culp’s earned shares are worth nearly $110 million having barely increased since Mr. Culp’s hire, and long-term shareholders who invested in the company five years ago have lost over 60% of their investment—a complete and total disconnect between CEO pay and the company’s performance.

Therefore, we urge you to vote AGAINST the Say-on-Pay proposal; AGAINST the re-elections of Compensation

Committee Members Sébastien Bazin, Francisco D’Souza, Edward Garden, Thomas Horton, and Paula Reynolds; and FOR the shareholder proposal calling for Ratification of Termination Pay.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at mvarner@socinvestmentgroup.com with any questions.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to General Electric’s instructions.